Filed by: Danaher Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Danaher Corporation
Commission File No.: 1-08089

The following was communicated to Danaher associates on May 28, 2015:

FAQs REGARDING THE EXCHANGE OFFER

RELATING TO DANAHER’S COMMUNICATIONS BUSINESS

Last week you may have received information pertaining to the exchange offer related to Danaher’s Communications business. These FAQs are intended to provide additional clarity on that announcement and to address some questions that you as a Danaher associate may have about the exchange offer. For additional information regarding the exchange offer, please refer to the paragraph below titled “Additional Information and Where to Find It.”

What did we announce?

Danaher has announced that it will distribute its Communications business (“Comms Newco”) to Danaher shareholders and then immediately merge Comms Newco into NetScout Systems, Inc., which is a publicly-held company unrelated to Danaher. Danaher shareholders will choose whether to exchange some or all of their shares of Danaher common stock for Comms Newco common units (“common units” is the name given to equity interests in limited liability companies like Comms Newco). If you own Danaher shares and choose to exchange some or all of them for Comms Newco common units, you will give up those Danaher shares in exchange for Comms Newco common units, which will immediately be converted into shares of NetScout common stock. Practically speaking, this means you will be giving up shares of Danaher common stock in exchange for shares of NetScout common stock, and to reflect this practicality in the FAQs we simply refer to the exchange of Danaher shares for NetScout shares.

Does this exchange offer have anything to do with Danaher’s announcement that it will be separating into two businesses in 2016?

No. Danaher’s anticipated separation into two businesses is an entirely different transaction and separate communications relating to that transaction will be provided at the appropriate times.

Are the NetScout shares being offered at a discount?

The NetScout shares are being offered to Danaher shareholders at a 7% discount to their fair market value, subject to an overall limit on the number of NetScout shares that can be issued, and are only being offered in exchange for Danaher shares; in other words, you can’t pay cash for the NetScout shares that are being offered.

What should I do if I want to exchange some of my Danaher shares for NetScout shares?

Follow the instructions in the materials that have been sent to you by your bank or broker (or by Danaher’s transfer agent Computershare, if you do not hold your shares through a bank or broker) no later than the deadline set forth in the materials (the deadline will vary depending on the bank or broker through whom you hold your Danaher shares, but is often five days prior to the expiration of the exchange offer). You will be required to indicate how many Danaher shares you would like to tender. If you have any questions, you can contact your bank or broker, or Georgeson Inc., the Information Agent for the exchange offer, at (866) 295-3782 or at danaherexchange@georgeson.com.

If I don’t want to exchange any of my Danaher shares for NetScout shares, what should I do?

If you take no action, none of your Danaher shares will be exchanged.

Can I elect to exchange any of my EDIP shares or Danaher stock options or RSUs?

No. EDIP shares and Danaher stock options and RSUs simply represent a right to receive Danaher shares (and are not actually outstanding shares of Danaher common stock) and are not eligible to participate in the exchange offer.

Can I elect to exchange any of the Danaher shares I hold in my 401(k) plan?

Yes. Any Danaher shares you hold in Danaher’s 401(k) plan are outstanding shares of Danaher common stock and are eligible to be exchanged in the exchange offer. Follow the instructions provided to you by Fidelity, the administrator of Danaher’s 401(k) programs.

Since the NetScout shares are being offered at a 7% discount to their fair market value, am I guaranteed to receive $1.0753 of NetScout shares for every $1.00 of Danaher shares I exchange?

No. The exchange offer is subject to an upper limit of 2.2522 NetScout shares per share of Danaher common stock. This means that if the respective values of Danaher’s common stock and the NetScout shares on the dates they are valued for purposes of the exchange offer (currently scheduled as July 6, 7 and 8, 2015) would result in more than 2.2522 NetScout shares being issued for every share of Danaher common stock, the number of NetScout shares will be cut back so that 2.2522 NetScout shares will be issued for every Danaher share. If that upper limit is in effect, it means that you would receive less than $1.0753 of NetScout shares for every $1.00 of Danaher shares you exchange. Danaher is maintaining a website at http://www.danaher.com/netscout that it updates every day, and you can refer to this website for more information about this exchange ratio.

Is there any limit on the number of Danaher shares I can tender into the exchange offer?

No. If Danaher shareholders tender more shares than can be accepted, however, in general the number of Danaher shares accepted from each tendering shareholder will be prorated based on the number of shares each Danaher shareholder tenders in proportion to the total number of shares tendered.

Can you provide some examples of how the exchange offer will work?

Each of the following scenarios assumes a Danaher shareholder who owns 100 shares of Danaher common stock, and that the upper limit is in effect and 2.2522 NetScout shares are exchanged for each Danaher share:

•	Example A: The Danaher shareholder tenders all 100 Danaher shares into the exchange offer. The Danaher shareholder will receive 225 NetScout shares (100 x 2.2522 = 225.22), and cash equal to the value of 0.22 of a NetScout share. Following the exchange, the shareholder will no longer own any Danaher shares.

•	Example B: The Danaher shareholder tenders 4 of her 100 Danaher shares into the exchange offer. The Danaher shareholder will receive nine NetScout shares (4 x 2.2522 = 9.0088), and cash equal to the value of 0.0088 of a NetScout share. Following the exchange, the shareholder will continue to own 96 Danaher shares.

•	Example C: The Danaher shareholder takes no action and tenders none of her Danaher shares into the exchange offer. Following the exchange, she will continue to own 100 Danaher shares.

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Additional Information and Where to Find It

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of NetScout, Danaher’s Communications Business or Danaher. In connection with the Transaction, Potomac Holding LLC has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 and Form S-1 in connection with its separation from Danaher, and NetScout has filed with the SEC a registration statement on Form S-4, each of which includes a prospectus. NetScout has also filed a definitive proxy statement which has been sent to the NetScout stockholders in connection with their vote required in connection with the Transaction. Investors and security holders are urged to read the registration statements, the prospectus, the proxy statement and any other relevant documents, because they contain important information about NetScout, the Communications Business of Danaher and the Transaction. The registration statements, the prospectus, the proxy statement and other relevant documents relating to the Transaction can be obtained free of charge from the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from

Danaher upon written request to Danaher Corporation, Investor Relations, 2200 Pennsylvania Ave, NW Suite 800W, Washington, DC 20037, or by calling (202) 828- 0850 or upon written request to NetScout Systems, Inc., Investor Relations, 310 Littleton Road Westford, MA 01886 or by calling 978-614-4279.

Tender Offer Documents

On May 14, 2015, Danaher filed with the SEC a tender offer statement on Schedule TO regarding the exchange offer for the split-off of the Communications Business as part of the proposed Transaction. Investors and security holders are urged to read the tender offer statement because it contains important information about the Transaction. Investors and security holders may obtain a free copy of the tender offer statement and other documents filed by Danaher with the SEC on the SEC’s web site at www.sec.gov. The tender offer statement and other documents may also be obtained free of charge from Danaher by directing a request to Danaher Corporation, Investor Relations, 2200 Pennsylvania Ave, NW Suite 800W, Washington, DC 20037 or by calling (202) 828-0850.

Participants in the Solicitation

NetScout, Danaher, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NetScout stockholders in respect of the Transaction under the rules of the SEC. Information regarding NetScout’s directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC on May 20, 2014, and in its definitive proxy statement filed with the SEC on May 8, 2015, in connection with the Transaction. Information regarding Danaher’s directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC on February 25, 2015, and in its definitive proxy statement filed with the SEC on March 27, 2015, in connection with its 2015 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, has been included in the registration statements, the prospectus, the proxy statement and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.